Exhibit 99.1

MHG - Completion of UK divestment process

With reference to the announcement of 27 March 2014, Marine Harvest is pleased to announce the completion of the divestment of integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc. The agreed Enterprise Value (EV) was GBP 122.5 million

Arctic Securities has acted as financial advisor and Wiersholm and Brodies have acted as legal advisors in the transaction.

For queries please contact:
Ivan Vindheim, CFO +47 958 71 310

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.